Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 28, 2025

VIA EDGAR CORRESPONDENCE

Ellie Quarles
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
File Nos. 333-174332; 811-22559

Dear Ms. Quarles:

This letter responds to your comments regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 18, 2024 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the FT Vest High Yield & Target Income ETF, FT Vest Investment Grade & Target Income ETF and FT Vest 20+ Year Treasury & Target Income ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statements. Once the correspondence is filed, please provide notice by email and include a redline showing any changes.

Please note that where a comment is made in one Fund such comment should be addressed in all other Funds where it applies in the respective Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant further confirms it will provide a copy of the correspondence and corresponding redline of the Registration Statements to the Staff once filed.

Comment 2 – General

Please update each Fund’s ticker symbol in EDGAR. See Items 1(a)(2) and 14(a)(2) of Form N-1A and Regulation S-T, Rule 313(b)(1).

Response to Comment 2

The Registrant confirms the ticker symbols will be updated on EDGAR, and the cover pages of the Prospectuses and the Statements of Additional Information have been revised to include each Fund’s ticker symbol.

Comment 3 – Fees and Expenses of the Fund

Please supplementally provide a completed fee table and expense examples for the Funds.

Response to Comment 3

A completed fee table and expense examples applicable to each Fund has been attached hereto as Exhibit A.

Comment 4 – Principal Investment Strategies

Please revise the first paragraph of the “Principal Investment Strategies” section to include a discussion that the options strategy also involves selling put options to gain synthetic exposure to the Underlying ETF.

Response to Comment 4

The Registrant notes that, at the present time, the Fund will create the synthetic long exposure to the Underlying ETF by primarily utilizing purchased call options on the Underlying ETF. Therefore, the Registrant respectfully declines to the revise the disclosure.

Comment 5 – Principal Investment Strategies

The Staff notes the disclosure states, “While the Fund seeks to make distributions that are above the current annual income yield of the Underlying ETF, there is no guarantee that the Fund’s distribution target will be achieved.” Please add disclosure that the Advisor will periodically assess whether the Fund’s distribution target remains reasonable as market conditions change.

Response to Comment 5

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Investment Strategies” section:

“The Advisor will periodically assess whether the Fund’s distribution target remains reasonable as market conditions change.”

Comment 6 – Additional Information on the Fund's Investment Objectives and Strategies

Please include a table for clarity that discusses the Fund’s portfolio holdings (i.e., purchased call option, purchased U.S. Treasury securities and sold call options), including investment terms and the expected target maturity of each investment. This table should include options terminology with investment terms that describe whether the Fund will purchase options in-the-money, near-the-money, or out-of-the-money at the time of purchase or sale and the purpose of each investment.

Response to Comment 6

In accordance with the Staff’s comment, the following disclosure has been added to the “Additional Information on the Fund's Investment Objectives and Strategies” section. The Registrant has added a cross-reference to the table in the “Principal Investment Strategies” section.

The below chart represents the Fund’s portfolio holdings, investment terms/function and expected target maturity for each component:

Portfolio Holding	Investment Terms	Investment Function	Expected Target Maturity
Purchased Call Option on the Underlying ETF*	European style, in-the-money call option	Synthetic long exposure to the price return of the Underlying ETF	Approximately 3-12 months
Sold Call Options on the Underlying ETF	European style, at-the-money call options	Call selling strategy to generate premium income for annualized target distribution	Approximately 1 week
U.S. Treasury Bills	Laddered portfolio of U.S. Treasury Bills	Cash management	Approximately 3-12 months

* In lieu of the options strategy outlined above, the Fund may utilize a combination of options in order to create the synthetic long exposure to the Underlying ETF, whereby the Fund may purchase a call option and sell a put option at the same strike price with similar expected target maturities.

Comment 7 – Principal Investment Strategies

The Staff notes the disclosure states, “The long portion of the Fund’s portfolio consists of synthetic exposure to the Underlying ETF, which measures the performance of the largest and most actively traded high yield bonds of U.S. companies.” Please disclose prominently that an investment in the Fund is not an investment in an index or in the securities that make up the Underlying ETF and that the Fund only has synthetic exposure to the Underlying ETF. Please also disclose prominently that the Fund’s strategy is subject to all potential losses if the Underlying ETF loses value which may not be offset by income received by the Fund.

Response to Comment 7

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Investment Strategies” section (in bold):

“An investment in the Fund is not an investment in an index or in the securities that make up the Underlying ETF. As such, the Fund only has synthetic exposure to the Underlying ETF. The Fund is subject to all potential losses if the Underlying ETF loses value which may not be offset by the income received by the Fund.”

Comment 8 – Principal Investment Strategies

Please disclose that the options used to create the long synthetic exposure to the Underlying ETF are not fully covered and disclose the risk of loss.

Response to Comment 8

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Investment Strategies” section:

“When the Fund sells a call option on the Underlying ETF (as discussed below), the option is “uncovered” (i.e., the Fund does not own the underlying security), therefore the Fund may be required to acquire shares of the Underlying ETF in order to satisfy its obligation on the call option, which could result in additional costs to the Fund.”

Comment 9 – Principal Investment Strategies

Please address in the disclosure any impact on income by selling call options that is offset by purchasing call options to create synthetic exposure to the Underlying ETF.

Response to Comment 9

The Registrant notes the Fund obtains synthetic long exposure to the Underlying ETF and also sells call options, as necessary, to generate the target income to be distributed. Notably, the income that the Fund generates from selling call options is independent from its synthetic long exposure to the Underlying ETF and is not offset or reduced by the synthetic long exposure. Therefore, the Registrant acknowledges this comment and respectfully declines to make changes to the disclosure.

Comment 10 – Principal Investment Strategies

Please add disclosure that discusses why the Advisor will buy and sell portfolio securities frequently.

Response to Comment 10

The Registrant respectfully notes the disclosure surrounding the statement that the Fund’s strategy may involve frequently buying and selling portfolio securities. The surrounding disclosure states that the Fund will engage in a partial call selling strategy to convert a portion of the growth potential of the Fund into current income. The disclosure continues to state, “Each week, the Fund compares the FLEX Option Discount on the synthetic exposure to the Underlying ETF against the Fund’s distribution target and looks to bridge that difference with the premiums that come from selling call options.” Further, the disclosure later states, “The call options written by the Fund will generally have expirations of approximately one week.” Therefore, the Registrant believes the disclosure, as currently presented, accurately describes why the Advisor will buy and sell portfolio securities frequently.

Comment 11 – Principal Risks

With respect to the “Call Options Risk,” please disclose the risks of purchasing call options, which is part of the Fund’s principal investment strategies in creating synthetic exposure to the Underlying ETF.

Response to Comment 11

In accordance with the Staff’s comment, the “Call Options Risk” has been revised as follows:

“CALL OPTIONS RISK. The use of call options involves risks different from those associated with ordinary portfolio securities transactions and depends on the ability of the Fund’s portfolio managers to forecast market movements correctly. As the seller (writer) of a call option, the Fund will lose money if the value of the reference index or security rises above the strike price and the buyer exercises the option; however, such loss will be partially offset by any premium received from the sale of the option. As the purchaser of a call option, the Fund will generally only exercise the option if the value of the reference index or security rises above the strike price. If the value of the reference index or security does not rise above the level of the strike price, the option is likely to expire worthless. When writing a call option, the Fund will have no control over the exercise of the option by the option holder. A number of factors may influence the option holder’s decision to exercise the option, including the value of the underlying security or index, price volatility, currency exchange rates, dividend yield and interest rates. To the extent that these factors increase the value of the call option, the option holder is more likely to exercise the option, which may negatively affect the Fund. The effective use of options also depends on the Fund’s ability to terminate option positions at times deemed desirable to do so. There is no assurance that the Fund will be able to effect closing transactions at any particular time or at an acceptable price. In addition, there may at times be an imperfect correlation between the movement in values of options and their reference index or security and there may at times not be a liquid secondary market for certain options. Additionally, the options on the Underlying ETF may perform differently than options on the reference index due to differences in the performance of the Underlying ETF itself due to cash drag, differences between the portfolio of the ETF and the components of the reference index, expenses and other factors. Options may also involve the use of leverage, which could result in greater price volatility than other securities.”

Comment 12 – Principal Risks

With respect to the “Distribution Tax Risk,” please add risk disclosure to the effect that distributions constituting return of capital should not be considered the dividend yield or total return of an investment in the Fund. Shareholders who receive a payment of a distribution consisting of a return of capital may be under the impression that they are receiving that as income or capital gains when they are not, and as such, shareholders should not assume the source of a distribution from the Fund is income or capital gain.

Response to Comment 12

In accordance with the Staff’s comment, the “Distribution Tax Risk” has been revised as follows:

“DISTRIBUTION TAX RISK. The Fund currently expects to make distributions on a regular basis. While the Fund will normally pay its income as distributions, the Fund’s distributions may exceed the Fund’s income and gains for the Fund’s taxable year. The Fund may be required to reduce its distributions if it has insufficient income. Additionally, there may be times the Fund needs to sell securities when it would not otherwise do so and could cause the distributions from that sale to constitute return of capital. Distributions in excess of the Fund’s current and accumulated earnings and profits will be treated as a return of capital. Return of capital distributions do not represent income or gains generated by the Fund’s investment activities and should not be interpreted by shareholders as such. Distributions in excess of the Fund’s minimum distribution requirements, but not in excess of the Fund’s earnings and profits, will be taxable to Fund shareholders and will not constitute nontaxable returns of capital. A return of capital distribution generally will not be taxable but will reduce the shareholder’s cost basis and will result in a higher capital gain or lower capital loss when those Fund shares on which the distribution was received are sold. Once a Fund shareholder’s cost basis is reduced to zero, further distributions will be treated as capital gain, if the Fund shareholder holds shares of the Fund as capital assets. Additionally, any capital returned through distributions will be distributed after payment of Fund fees and expenses. Because the Fund’s distributions may consist of return of capital, the Fund may not be an appropriate investment for investors who do not want their principal investment in the Fund to decrease over time or who do not wish to receive return of capital in a given period. In the event that a shareholder purchases shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.”

Comment 13 – Principal Risks

Please discuss the risk of selling put options, including the risk of substantial losses.

Response to Comment 13

The Registrant notes that, at the present time, the Fund will create the synthetic long exposure to the Underlying ETF by primarily utilizing purchased call options on the Underlying ETF. Nevertheless, in the future, the Fund may employ a combination strategy of purchasing call options and selling put options at the same strike price with similar expected target maturities to gain synthetic long exposure to the Underlying ETF. Therefore, the Registrant has added the following disclosure to the “Non-Principal Risks” section:

“PUT OPTIONS RISK.  The use of put options involves risks different from those associated with ordinary portfolio securities transactions and depends on the ability of the Fund’s portfolio managers to forecast market movements correctly. As the seller (writer) of a put option, the Fund will lose money if the value of the reference index or security falls below the strike price and the buyer exercises the option; however, such loss will be partially offset by any premium received from the sale of the option. When writing a put option, the Fund will have no control over the exercise of the option by the option holder. A number of factors may influence the option holder’s decision to exercise the option, including the value of the underlying security or index, price volatility, currency exchange rates, dividend yield and interest rates. To the extent that these factors increase the value of the put option, the option holder is more likely to exercise the option, which may negatively affect the Fund. The effective use of options also depends on the Fund’s ability to terminate option positions at times deemed desirable to do so. There is no assurance that the Fund will be able to effect closing transactions at any particular time or at an acceptable price. In addition, there may at times be an imperfect correlation between the movement in values of options and their reference index or security and there may at times not be a liquid secondary market for certain options. Options may also involve the use of leverage, which could result in greater price volatility than other securities.”

Comment 14 – Principal Risks

The Staff notes the “Premium/Discount Risk” states, in part, that “shares can only be purchased and redeemed in Creation Units.” The Staff notes this disclosure conflicts with the “Cash Transactions Risk.” The Staff further notes the disclosure in the “Purchase and Sale of Fund Shares” section which states, “The Fund issues and redeems shares on a continuous basis, at net asset value, only in large blocks of shares called ‘Creation Units.’” Please reconcile this disclosure throughout the Registration Statements.

Response to Comment 14

The Registrant respectfully asserts that “Premium/Discount Risk” outlines a risk that is conceptually separate and distinct from the risk outlined in “Cash Transactions Risk,” and thus no reconciliation is necessary. “Premium/Discount Risk” relays to an investor that the Fund shares that they purchase in the secondary market may trade at a premium or discount to the net asset value of such shares. This is wholly distinct from the concept outlined in “Cash Transactions Risk” and “Purchase and Sale of Fund Shares” which details how the Fund will effect its creations and redemptions. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 15 – Performance

Please supplementally provide the broad-based market index the Funds intend to use.

Response to Comment 15

The Funds intends to use the Bloomberg U.S. Aggregate Bond Index as its broad-based market index.

Comment 16 – Additional Information on the Fund’s Investment Objectives and Strategies

Please provide the information required by Instruction 7 of Item 9(b)(1) of Form N-1A and disclose whether the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. The Staff notes the disclosure regarding portfolio turnover risk in the “Principal Risks” section. Please also discuss the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover.

Response to Comment 16

In accordance with the Staff’s comment, the following disclosure has been added to the “Additional Information on the Fund’s Investment Objectives and Strategies” section:

“The Fund’s strategy may involve frequently buying and selling portfolio securities.”

The Registrant respectfully declines to include the additional suggested disclosure in the “Additional Information on the Fund’s Investment Objectives and Strategies” section as such concepts are already disclosed in “Portfolio Turnover Risk,” which is the more appropriate location for such disclosure.

Comment 17 – Fund Investments

In the “Options Contracts” sub-section, please also include a description of selling put options.

Response to Comment 17

The Registrant notes that, at the present time, the Fund will create the synthetic long exposure to the Underlying ETF by primarily utilizing purchased call options on the Underlying ETF. As such, put options are not a principal investment of the Fund. Therefore, the Registrant respectfully declines to the revise the disclosure.

Comment 18 – General

Please supplementally disclose whether the Fund will use an absolute or relative value-at-risk (“VaR”) test, and if relative, please provide the identity of the index, or alternatively, whether the Fund will use its own investments, excluding derivatives transactions, as its designated reference portfolio.

Response to Comment 18

The Registrant confirms the Fund will use a relative VaR test by using its own investments, excluding derivatives transactions, as its designated reference portfolio.

Comment 19 – Risks of Investing in the Fund

In the first sentence of the “Options Risk,” please revise “may” to “will” since the Fund will utilize options. Further, the Staff notes the disclosure states, “As the buyer of a put or call option, the buyer risks losing the entire premium invested in the option if the buyer does not exercise the option.” Please revise this disclosure as the Fund will not purchase put options. Please also disclose the risks of selling put options.

Response to Comment 19

The Registrant notes that, at the present time, the Fund will create the synthetic long exposure to the Underlying ETF by primarily utilizing purchased call options on the Underlying ETF. The “Options Risk” has been revised as follows:

“OPTIONS RISK. The use of options involves investment strategies and risks different from those associated with ordinary portfolio securities transactions and depends on the ability of the Fund’s portfolio manager to forecast market movements correctly. The prices of options are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest or currency exchange rates, including the anticipated volatility, which in turn are affected by fiscal and monetary policies and by national and international political and economic events. As the seller (writer) of a call option, the Fund will lose money if the value of the reference index or security rises above the strike price and the buyer exercises the option; however, such loss will be partially offset by any premium received from the sale of the option. As the buyer of a call option, the buyer risks losing the entire premium invested in the option if the buyer does not exercise the option. The effective use of options also depends on the Fund’s ability to terminate option positions at times deemed desirable to do so. There is no assurance that the Fund will be able to effect closing transactions at any particular time or at an acceptable price. In addition, there may at times be an imperfect correlation between the movement in values of options and their underlying securities and there may at times not be a liquid secondary market for certain options. There may be times the Fund needs to sell securities in order to settle an option position, which could result in the distribution of premium from that option position being classified as a return of capital and make the Fund less tax-efficient than other ETFs. Options may also involve the use of leverage, which could result in greater price volatility than other securities.”

Comment 20 – Non-Principal Risks

With respect to the “Failure to Qualify as a Regulated Investment Company Risk,” please consider whether this risk is a non-principal risk in light of the “Tax Risks Associated with Investment in Options” risk.

Response to Comment 20

Given the detailed disclosure in the “Principal Risks” section regarding the tax risks associated with the Fund’s investment in options, the Registrant has determined that the inclusion of “Failure to Qualify as a Regulated Investment Company Risk” is more appropriately included in the “Non-Principal Risks” section.

Comment 21 – How to Buy and Sell Shares

The Staff notes the disclosure states, “The Board considered that the Fund’s shares can only be purchased and redeemed directly from the Fund in Creation Units…” In light of Comment 14 above, please update this statement and address how that effects the Board’s evaluation of risks.

Response to Comment 21

As discussed above in the Registrant’s response to Comment 14 above, the Registrant respectfully asserts that the concepts describes in “How to Buy and Sell Shares” are conceptually separate and distinct from the risk outlined in “Cash Transactions Risk,” and thus no reconciliation is necessary. Accordingly, the Registrant respectfully declines to revise the disclosure.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

FT Vest High Yield & Target Income ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$208

FT Vest Investment Grade & Target Income ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$208

FT Vest 20+ Year Treasury & Target Income ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$208